                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            Group 1 Automotive, Inc.
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                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   398905109
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                                 (CUSIP Number)

                            B.B. Hollingsworth, Jr.
                            950 Echo Lane, Suite 350
                              Houston, Texas 77024
                                 (713) 467-6268
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 3, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].





                               Page 1 of 7 Pages
                            Exhibit Index on Page 7
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CUSIP NO. 398905109                    13D                  Page 2 of 7 pages



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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert E. Howard, II
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                (b) [ ]

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3        SEC USE ONLY


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4        SOURCE OF FUNDS

         OO
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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                          7       SOLE VOTING POWER

                                  2,982,405
        NUMBER            ---------------------------------------------------
          OF              8       SHARED VOTING POWER
        SHARES
     BENEFICIALLY                 0
         OWNED            ---------------------------------------------------
          BY              9       SOLE DISPOSITIVE POWER
         EACH
       REPORTING                  2,982,405
        PERSON            ---------------------------------------------------
         WITH             10      SHARED DISPOSITIVE POWER

                                  0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,982,405
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
         CERTAIN SHARES

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.3%
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14       TYPE OF REPORTING PERSON

         IN
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CUSIP No. 398925109                   13D                     Page 3 of 7 Pages


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock") of Group 1 Automotive, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 950 Echo Lane, Suite 350, Houston, Texas 77024.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by Robert E. Howard, II., who is a natural person and a citizen of the United States of America. Mr. Howard is employed by the Issuer, serving as President of Howard Group and has a business address of 950 Echo Lane, Suite 350, Houston, Texas 77024.

         During the past five years, Mr. Howard has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Mr. Howard is not currently, and during the last five years has not been, party to a civil proceeding of a judicial or administrative body of competent jurisdiction, resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Howard acquired beneficial ownership of 2,956,955 of the shares of Common Stock reported on this Schedule 13D in connection with the acquisition by the Issuer of all of the issued and outstanding capital stock of Howard Pontiac-GMC, Inc., Bob Howard Chevrolet, Inc., Bob Howard Automotive-H, Inc., Bob Howard Motors, Inc. and Bob Howard Dodge, Inc. in exchange for shares of Common Stock of the Issuer. The Issuer acquired (i) Howard Pontiac-GMC, Inc. pursuant to a Stock Purchase Agreement among the Issuer, Howard Pontiac-GMC, Inc. and the stockholders of Howard Pontiac-GMC, Inc. dated as of June 14, 1997, (ii) Bob Howard Chevrolet, Inc. pursuant to a Stock Purchase Agreement among the Issuer, Bob Howard Chevrolet, Inc. and the stockholders of Bob Howard Chevrolet, Inc. dated as of June 14, 1997, (iii) Bob Howard Automotive-H, Inc. pursuant to a Stock Purchase Agreement among the Issuer, Bob Howard Automotive-H, Inc. and the stockholders of Bob Howard Automotive-H, Inc. dated as of June 14, 1997, (iv) Bob Howard Motors, Inc. pursuant to a Stock Purchase Agreement among the Issuer, Bob Howard Motors, Inc. and the stockholders of Bob Howard Motors, Inc. dated as of June 14, 1997 and (v) Bob Howard Dodge, Inc. pursuant to a Stock Purchase Agreement among the Issuer, Bob Howard Dodge, Inc. and the stockholders of Bob Howard Dodge, Inc. dated as of June 14, 1997 (such acquisitions shall be collectively referred to herein as the "Acquisitions" and such Stock Purchase Agreements shall be collectively referred to herein as the "Stock Purchase Agreements"). Mr. Howard owned approximately 98.1%, 45.0%, 71.0%, 67.0%, 75.0% of Howard Pontiac-GMC, Inc., Bob Howard Chevrolet, Inc., Bob Howard Automotive-H, Inc., Bob Howard Motors, Inc. and Bob Howard Dodge, Inc. prior to the Acquisitions. The Acquisitions were consummated on November 3, 1997.

         Mr. Howard acquired beneficial ownership of 25,450 of the shares of Common Stock reported on this Schedule 13D through the purchase of such shares by Century Reinsurance Company, Inc., an Oklahoma corporation ("Century") on the open market. Century purchased such shares with surplus capital.
Mr. Howard is the sole shareholder of Century.

ITEM 4.  PURPOSE OF TRANSACTION.

             Mr. Howard acquired beneficial ownership of 2,956,955 of his shares of Common Stock in connection with the consolidation by the Issuer of 16 separate companies that own and operate automobile dealerships and related services (the "Consolidation"), and acquired beneficial ownership of 25,450 of his shares of Common Stock in connection with Century's purchase of such shares. Mr. Howard acquired all such shares of Common Stock for investment purposes.
Mr. Howard intends to review his investment in the Issuer on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease his current investment in the Common Stock of the Issuer.
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CUSIP No. 398905109                   13D                     Page 4 of 7 Pages


         Except as set forth in this Item 4, Mr. Howard does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         There were 9,524,915 shares of Common Stock issued and outstanding as of November 3, 1997, the date of the consummation of the Acquisitions. There were 14,673,051 shares of Common Stock outstanding as of November 4, 1997, the date of the consummation of the Issuer's initial public offering of its Common Stock. Mr. Howard is deemed to be the beneficial owner of 2,982,405 shares of Common Stock, which constitute approximately 20.3% of the total issued and outstanding shares of Common Stock at November 4, 1997. Mr. Howard has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock that he beneficially owns.

         Other than the 2,956,955 shares of Common Stock reported on this
Schedule 13D which Mr. Howard acquired on November 3, 1997 pursuant to the Stock Purchase Agreements and the 25,450 shares of Common Stock acquired by Century on or about October 30, 1997, Mr. Howard has not acquired any shares of Common Stock within the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Stock Purchase Agreements, Mr. Howard has agreed with the Issuer not to sell the shares of Common Stock that he received in the Acquisitions for a period of two years after the date of consummation of the Acquisitions. This restriction relates to all of the 2,956,955 shares of Common Stock beneficially owned by Mr. Howard. The Stock Purchase Agreements are incorporated herein by reference to Exhibits 1, 2, 3, 4 and 5.

         Pursuant to an agreement (the "American Honda Agreement") among American Honda Motor Co., Inc. ("American Honda"), the Issuer and certain stockholders of the Issuer dated October 21, 1997, Mr. Howard has agreed not to sell, transfer or otherwise dispose of the shares of Common Stock that he received in the Acquisitions, or the voting rights associated therewith, without the prior written consent of American Honda. The American Honda Agreement is incorporated by reference to Exhibit 6.

         Mr. Howard entered into a lock-up agreement (the "Lock-up Agreement") with the underwriters of the initial public offering of the Issuer in which they agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after October 29, 1997 without the prior written consent of the underwriters. The Lock-up Agreement is incorporated by reference to
Exhibit 7.

         A portion of the Common Stock issued to Mr. Howard in connection with the Acquisitions is currently held in escrow pending General Motors' approval of the Issuer's acquisition of an automobile dealership in Tulsa, Oklahoma. Upon consummation of such acquisition, the 592,303 shares of Common Stock currently held in escrow will be released to Mr. Howard. If such acquisition is not consummated with General Motors' approval by November 4, 1999, the shares of Common Stock currently held in escrow will be distributed pro rata to each person who received Common Stock in connection with the Consolidation. Certain persons have assigned to Mr. Howard their pro rata share of the escrowed Common Stock. If the shares currently held in escrow are distributed pro rata, Mr. Howard will retain approximately 236,740 of the escrowed Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

  1. Stock Purchase Agreement among Group 1 Automotive, Inc., Howard Pontiac-GMC. and the stockholders of Howard Pontiac-GMC, Inc. dated June 14, 1997 (incorporated by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form S-1 filed June 24, 1997 (Registration No. 333-29893)).

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CUSIP No. 398905109                   13D                     Page 5 of 7 Pages


         2. Stock Purchase Agreement among Group 1 Automotive, Inc., Bob Howard Chevrolet, Inc. and the stockholders of Bob Howard Chevrolet, Inc. dated June 14, 1997 (incorporated by reference to
             Exhibit 2.3 to the Issuer's Registration Statement on Form S-1 filed June 24, 1997 (Registration No. 333-29893)).

         3. Stock Purchase Agreement among Group 1 Automotive, Inc., Bob Howard Automotive-H, Inc. and the stockholders of Bob Howard Automotive-H, Inc. dated June 14, 1997 (incorporated by reference to Exhibit 2.4 to the Issuer's Registration Statement on Form S-1 filed June 24, 1997 (Registration No. 333-29893)).

         4.  Stock Purchase Agreement among Group 1 Automotive, Inc., Bob
             Howard Motors, Inc. and the stockholders of Bob Howard Motors, Inc. dated June 14, 1997 (incorporated by reference to Exhibit 2.2 to the Issuer's Registration Statement on Form S-1 filed June 24, 1997 (Registration No. 333-29893)).

         5.  Stock Purchase Agreement among Group 1 Automotive, Inc., Bob
             Howard Dodge, Inc. and the stockholders of Bob Howard Dodge, Inc. dated June 14, 1997 (incorporated by reference to Exhibit 2.5 to the Issuer's Registration Statement on Form S-1 filed June 24, 1997 (Registration No. 333-29893)).

         6. Agreement between American Honda Motor Co., Inc. and the Dealership Parties dated as of October 21, 1997 (incorporated by reference to Exhibit 10.24 to Amendment No. 4 to the Issuer's Registration Statement on Form S-1 filed October 24, 1997 (Registration No. 333-29893)).

         7. Lock-up Agreement among Robert E. Howard, II and the Underwriters of the Issuer's initial public offering.
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CUSIP No. 398905109                   13D                     Page 6 of 7 Pages


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





       November 13, 1997                 By:   /s/ Robert E. Howard, II
------------------------------              ---------------------------------
          Date                              Name: Robert E. Howard, II





         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           ATTENTION:  Intentional misstatements or omissions of fact constitute Federal criminal violations
                              (SEE 18 U.S.C.1001)
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CUSIP No. 398905109                   13D                     Page 7 of 7 Pages

                                 EXHIBIT INDEX


Exhibit

1. Stock Purchase Agreement among Group 1 Automotive, Inc., Howard Pontiac-GMC. and the stockholders of Howard Pontiac-GMC, Inc. dated June 14, 1997.

2.       Stock Purchase Agreement among Group 1 Automotive, Inc., Bob
         Howard Chevrolet, Inc. and the stockholders of Bob Howard Chevrolet, Inc. dated June 14, 1997 (incorporated by reference to Exhibit 2.3 to the Issuer's Registration Statement on Form S-1 filed June 24, 1997 (Registration No. 333-29893)).

3.       Stock Purchase Agreement among Group 1 Automotive, Inc., Bob
         Howard Automotive-H, Inc. and the stockholders of Bob Howard Automotive-H, Inc. dated June 14, 1997 (incorporated by reference to
         Exhibit 2.4 to the Issuer's Registration Statement on Form S-1 filed June 24, 1997 (Registration No. 333-29893)).

4.       Stock Purchase Agreement among Group 1 Automotive, Inc., Bob
         Howard Motors, Inc. and the stockholders of Bob Howard Motors, Inc. dated June 14, 1997 (incorporated by reference to Exhibit 2.2 to the Issuer's Registration Statement on Form S-1 filed June 24, 1997 (Registration No. 333-29893)).

5.       Stock Purchase Agreement among Group 1 Automotive, Inc., Bob
         Howard Dodge, Inc. and the stockholders of Bob Howard Dodge, Inc. dated June 14, 1997 (incorporated by reference to Exhibit 2.5 to the Issuer's Registration Statement on Form S-1 filed June 24, 1997 (Registration No. 333-29893)).

6.       Agreement between American Honda Motor Co., Inc. and the
         Dealership Parties dated as of October 21, 1997 (incorporated by reference to Exhibit 10.24 to Amendment No. 4 to the Issuer's Registration Statement on Form S-1 filed October 24, 1997 (Registration No. 333-29893)).

7. Lock-up Agreement among Robert E. Howard, II and the Underwriters of the Issuer's initial public offering.